Exhibit 12.1

Biogen Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	For the Six Months Ended June 30, 2015	For the Year Ended December 31,
		2014	2013	2012	2011	2010
Earnings
Income before income tax expense and equity in loss of investee, net of tax	$2,325.1	$3,946.6	$2,480.6	$1,855.1	$1,711.2	$1,229.9
Fixed charges	18.1	38.6	42.1	64.0	67.6	66.6
Capitalized interest	(4.2)	(6.4)	(7.8)	(25.4)	(32.6)	(28.6)
Net (income)/loss attributable to noncontrolling interests, net of tax	4.8	(6.8)	—	—	(32.3)	106.7

Earnings	$2,343.8	$3,972.0	$2,514.9	$1,893.7	$1,713.9	$1,374.6

Fixed charges
Interest expense	$12.0	$28.5	$31.0	$35.7	$32.2	$35.4
Capitalized interest	4.2	6.4	7.8	25.4	32.6	28.6
Interest component of rental expense	1.4	2.7	2.4	2.1	2.0	1.9
Amortization of debt discount and issuance costs	0.5	1.0	0.9	0.8	0.8	0.7

Fixed charges	$18.1	$38.6	$42.1	$64.0	$67.6	$66.6

Ratio of earnings to fixed charges (1)	$129.2	$103.0	$59.8	$29.6	$25.4	$20.6

(1)	Ratios may not recalculate due to rounding.